
Mail Stop 3561

January 26, 2009

Mr. Jeffrey B. DeBoer
Senior Vice President and Chief Financial Officer
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

      RE: Lithia Motors, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed April 11, 2008
              File No. 1-4733

Dear Mr. DeBoer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Branch Chief